
Aeoncharge
Laegacy Inc.

Dwi Sutandar · 3rd

Co-Founder & CEO at AeonCharge | A Welsh Corgi Dad

Seattle, Washington, United States · Contact info

262 connections

AeonCharge

Purdue University

Experience

Co-Founder & CEO

AeonCharge · Full-time
May 2020 – Present · 1 yr 6 mos
Indiana, United States

Founded the organization at Purdue University to work on a technology startup focused on power transfer and energy storage systems for the electric vehicle industry. Currently leading the growth of Laegacy through multifaceted involvements in executive level decision making.

Our big vision is to become the only platform needed for EV drivers to easily navigate, book, and pay for their EV charging sessions across different providers and charger types, both corporate and retail owned.

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Technical Director (Pro Bono)

Solar Chapter · Part-time
May 2018 – Aug 2021 · 3 yrs 4 mos
United States

Leading multi-disciplinary engineers from different continents to create sustainable clean water access in developing countries. Heading the research and development for supporting technologies for Solar Chapter water systems including IoT powered monitoring network, desalination and water filtration technology, and system failure notification system. ...see more

Solar Energy Researcher

Purdue University College of Engineering · Part-time
Aug 2017 – May 2020 · 2 yrs 10 mos
West Lafayette, Indiana

Developed a solution process method using pure metals precursors to synthesize chalcogenide nanoparticles. Successfully bypassed ligand exchange route by utilizing a novel synthesis approach to produce carbon-free nanoparticles.

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Technical Advisor

Purdue Foundry · Part-time
Aug 2019 – Jan 2020 · 6 mos
West Lafayette, Indiana, United States

Assessing patents for technology deployment and commercialization purposes on perovskite solar cells technology as a part of a joint project between Purdue University and U.S. Air Force. Providing solutions to large-scale manufacture the selects patents.

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Education

Purdue University

Bachelor of Science (BSc), Chemical Engineering
2016 – 2020